FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: June 1st, 2004

Information furnished on this form:
- Notice of the 166th ordinary general meeting of shareholders

The following is an English translation of the Notice of the 166th Ordinary General Meeting of Shareholders of NEC Corporation to be held on June 22, 2004, except for the translation of the INSTRUCTION ON VOTING RIGHTS in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

7-1, Shiba 5-chome Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 31, 2004

To Our Shareholders:

NOTICE OF THE 166TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the Hundred and Sixty-sixth Ordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") will be held as follows:

1. DATE: June 22, 2004 (Tuesday) at 10:00 A.M. Japanese Standard Time

2. PLACE: Auditorium on the basement floor of the head office of NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo

3. AGENDA OF THE MEETING

MATTERS TO BE REPORTED UPON:

Report on contents of the Business Report, Balance Sheet and Statement of Income with respect to the 166th Business Period from April 1, 2003 to March 31, 2004.

MATTERS TO BE VOTED UPON:

(1) Approval of proposed appropriation of retained earnings for the 166th Business Period

(2) Partial Amendments to the Articles of Incorporation

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp.37 to 38).)

(3) Election of Fifteen Directors

(4) Election of Three Corporate Auditors

(5) Issue of Stock Acquisition Rights with Favorable Conditions to Persons Other Than the Shareholders for the Purpose of Granting Stock Options

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp.49 to 52).)

(6) Presentation of Retirement Allowances to Retiring Directors and Retiring Corporate Auditor

BUSINESS REPORT

(For the Period from April 1, 2003 to March 31, 2004)

1. Review of Operations

(1) Development and Results of Operations

Overview

The global economy in the 166th Business Period continued steady expansion mainly in the United States and the Asian region although its rate of expansion was slowed in the first quarter due mainly to the aggravation of the situation in Iraq and the outbreak of Severe Acute Respiratory Syndrome ("SARS").

In Japan, the economy showed moderate recovery reflecting a steady increase in capital investment and export, while the growth in consumer spending remained weak.

In the electronics industry, the domestic market experienced sluggish demand from business enterprises for IT ("information technologies") products. However, camera-equipped mobile handsets and digital AV home electronics products such as flat panel television receivers and DVD recorders, as well as related electronic devices, showed steady growth. In the overseas market, economic recovery enhanced demand mainly for digital AV home electronics products, mobile handsets and personal computers.

Under this business environment, the Company considered this Period as the starting point of its mid-term growth and operated its businesses accordingly.

On April 1, 2003, in the face of progressive integration of technologies and customer needs in the IT and network areas, the Company reorganized its business operations from an in-house company system into nine business lines in order to strengthen its Integrated IT/Network Solutions business. Furthermore, the Company introduced its mid-term growth strategies in October 2003 in order to build its global operations based on its competitive position in the Japanese market, which is evolving into the forefront of the advanced IT/Network market in the world with the extensive infrastructures for Broadband (expansion of high speed, large capacity networks and related services) and Mobile (access to networks via mobile information terminals) driven by consumer demand.

As part of its initiatives to pursue the mid-term strategic objectives, the Company undertook measures to further improve its financial position. The measures taken include the transfer of a portion of its pension plan assets to the Japanese government to obtain the release of its benefit obligations under government welfare component, revisions to its pension and severance plans, an increase of shareholders' equity by issuance of shares at market price, as well as further reductions in interest-bearing debt. Moreover, the Company strived to reduce aggressively cost of sales by implementing measures, among others, to reduce material costs, produce innovation, enhance SCM ("supply chain management") and promote development process innovation.

Net sales in the Period decreased by 272.3 billion yen (down 9.8%) from the previous period to 2,509.1 billion yen. This was primarily due to the separation of the Semiconductor Solutions business in November 2002. However, shipments of mobile handsets and digital terrestrial broadcasting systems in Japan increased, and as a result, net sales of various services such as system integration services remained at the level of the previous period. Orders received decreased by 257.4 billion yen (down 9.4%) from the previous period to 2,473.1 billion yen.

Ordinary income increased by 25.7 billion yen (up 421.3%) to 31.9 billion yen from the previous period due to reduction of fixed expenses and cost reduction activities. Net income was 25.2 billion yen, an improvement of 40.1 billion yen as compared with the previous period, due to gains on the sales of shares in such subsidiaries as NEC Electronics Corporation in connection with its initial public offering and the sales of land and buildings at the Yokohama Plant and the Central Research Laboratories as a result of reorganization of research facilities to reinforce the Company's research and technology development efforts.

The Company paid an interim dividend of 3 yen per common share in December 2003 for this Period.

Review of Operations by Business Segments

As a result of the separation of the Semiconductor Solutions business in the previous period, the Company currently concentrates its operations on the IT Solutions business that mainly provides various solution services and computers for enterprises and individuals, and on the Network Solutions business that mainly provides various solution services and communication equipment for network operators including communication carriers and broadcasters.

The following is a review of sales and orders received by each business segment for this Period.

IT Solutions Business

Sales were 1,113.6 billion yen, a decrease of 23.9 billion yen (down 2.1%) from the previous period. This was primarily due to large orders the Company received in the previous period in the areas that include mainframe computers. On the other hand, various services including system integration services recorded robust sales. Orders received were 1,118.8 billion yen, an increase of 11.0 billion yen (up 1.0%) from the previous period. Major items of sales and orders received were system integration services, personal computers, maintenance services, outsourcing services, Internet services "BIGLOBE," software, PC servers, mainframe computers, workstations, and UNIX servers.

The Company centered its efforts to increase sales to governments and major business enterprises faced with severe business environments resulted from customer requirements for increased effectiveness of IT investments. With respect to an open mission critical system (mission-critical system using open systems such as UNIX servers), the Company delivered the first Japanese fully UNIX based core banking accounting system, "BankingWeb21," to The Yachiyo Bank, Ltd. The Company also accumulated know-how for future business developments, by having completed large projects involving advanced technology such as digital terrestrial broadcasting systems.

Network Solutions Business

Sales were 1,387.8 billion yen, an increase of 211.2 billion yen (up 18.0%) from the previous period. This was attributable to strong sales of mobile handsets in the domestic and overseas markets, and an increase in the shipment of digital terrestrial broadcasting systems, as a result of the launch of digital terrestrial broadcasting in Japan. Orders received were 1,348.6 billion yen, an increase of 201.9 billion yen (up 17.6%) from the previous period. Major items of sales and orders received were mobile handsets, mobile communications systems, network integration services, broadband access systems, optical backbone networking systems, broadcasting transmitters, digital central office switching systems, PBXs, and IP network equipment.

During this Period, sales of the Company's mobile handsets with high resolution, built-in cameras for NTT Docomo, Inc. grew significantly in the domestic market. In the overseas market, the Company received additional orders from the Hutchison Whampoa group, which has commenced the third generation ("3G") mobile communications services in seven countries, and consequently, the accumulated number of the orders the Company received from the group reached six million. Furthermore, the Company, utilizing its track record in Internet Protocol ("IP") telephone systems, has developed new solutions, such as Internet conference systems integrating network and computer technologies and systems enabling the integral administration and management of email, facsimile, and voicemail communication. In addition, as in the previous period, the Company has continued its structural reforms that involve reorganization of production bases, streamlining of development processes, concentration of development resources with a selection of own products, and re-allocation of human resources.

Research and Development

The Company continued its R&D programs mainly in the fields of system devices and integrated IT and networks for new technologies to expand its operations, and such other programs related to innovative technologies to create new operations. Highlights of the achievements in R&D include the following examples:

1.	Development of Software for the Autonomic Operation and Maintenance of Computing Systems

The Company has developed autonomic computing software that automatically carries out the operation and maintenance of computer systems ranging from analysis of the operation status, to the determination and application of appropriate solutions to detected problems. Recently, with the advancement of large-scale, complex systems, the demand for autonomic systems that automatically fix their own problems, such as server failures or increasing load, is increasing. The newly-developed software, upon identification of the cause of the problem and detection of performance deterioration from the operation status of the hardware and software that the system is comprised of, automatically restores problems and replaces or adds servers in order to balance the load, thereby enabling maintenance of steady operation, and a reduction in costs related to operation and maintenance of computing systems.

2.	Development of State-of-the-Art Technology for Current DVD and Next Generation DVD Functional Compatibility and Approval of Next Generation DVD Format

Advancing the development of next generation DVDs, which achieves four to five times the storage capacity of current DVDs and can record and play high-resolution digital images at length, the Company has succeeded in creating a test model for the world's first compatible drive capable of recording and playing back both current DVDs and next generation DVDs with a single optical head. Since next generation DVDs use a light source significantly shorter than that of current DVDs, a single DVD device requires to be equipped with two different light sources in order to record and play back both current and next generation DVDs. In the event two optical heads are used, however, the size of DVD devices will increase and the manufacturing cost will rise. With the development of compatible head technology, the Company has created a next generation DVD device that can play and record both current and next generation DVDs at the same size as the current DVD devices.

In addition, the DVD Forum, a worldwide standard association for DVD formats, has approved "HD DVD," a next generation DVD format that the Company and Toshiba had jointly proposed, as standards for both read-only DVD players and rewritable DVD recorders. Allowing to share current DVDs' production facilities as it is equipped with the same disc boards as those of current DVDs, the format is expected to become a global standard for next generation DVDs.

3.	Development of World's Smallest, Slimmest, Card-Shaped, Camera-Equipped Mobile Handsets based on Cutting-Edge, Ultra-Thin Packaging Technology

Developing world's smallest, slimmest, card-shaped, camera-equipped mobile handsets, the Company has launched their sales on the Chinese market. Along with a slim structure of function modules (circuit board, display, battery, and embedded antenna), this product is based on packaging technology for slim modules, a compound structure of metal and resin for high stiffness, as well as thin printed circuit board to realize a slim circuit board. The size of the product is ultra-small and slim, nearly equal to the size of a business card, with measurements of 8.6mm depth and a light weight of 70g. The Company intends to further advance this technology for improvement of portability of mobile terminal devices and for application use in the areas of compact electronic devices.

4.	Development of Switching Technology that Utilizes Migration of Metal Atoms in a Solid Electrolyte

The Company, the National Institute for Materials Science and the Japan Science and Technology Agency has jointly developed "NanoBridge," a technology that utilizes migration of metal atoms in a solid electrolyte and switches circuits on semiconductor chips, and has succeeded in reconfiguration of the circuit with this element. Since this technology could reduce to one-tenth of the scale of conventional semiconductor chips, leading to miniaturization and price-reduction of products, the technology is expected to be used in such multi-functional products as mobile handsets or digital AV home electronics products.

(Note) Solid electrolyte: A solid inside which ions can move freely.

Capital Expenditures

The Company's capital expenditures amount to 25.6 billion yen in total during the Period. They were appropriated for the expansion of the R&D facilities for servers, mobile communications systems, mobile handsets, and fiber network systems, as well as Internet services "BIGLOBE"-related equipment.

Financing Activities

The Company, in December 2003, issued 250,000,000 new shares of common stock in the offering both in Japan and overseas for raising funds for capital expenditures and loans and investments to implement the growth strategy and for the repayment of the interest-bearing debts such as short-term borrowings. In connection with the issuance of these new shares, the Company issued additional 23,000,000 shares of common stock to a third party in January 2004. With the issue price of 681.96 yen per share for each issuance, the total offering amount was 186.1 billion yen.

(2) Challenges to be Addressed by the Company

The Company reorganized its management structure into a business line system in April 2003, aiming to strengthen the Integrated IT/Network Solutions business, and in October 2003, the Company adopted its mid-term growth strategies to achieve firm profit-base and stable growth in the Japanese market, to realize global business expansion, to secure new growth opportunities and to maximize corporate value by combining the Company's strengths such as software development capabilities with those of its affiliated companies. In order to ensure the successful implementation of these strategies, the Company believes that it is necessary to address adequately various risks associated with the operations, including increases in development costs resulting from customers demand for more sophisticated and complex systems and to focus its efforts on expanding businesses by assessing accurately the changes in the market conditions and taking advantage of its strength in software development capabilities and network technologies. To further strengthen its capabilities to respond to fast-changing markets, the Company reorganized its business structure from nine business lines to a management system comprising of eleven Business Units, Marketing Unit, R&D Unit and corporate staff on April 1, 2004. Under this structure, the Company aims to implement the following management strategies.

1.	Strengthening of Business Execution Capabilities

In the Integrated IT/Network Solutions domain, through the progress of broadband and mobile environments, the market is drastically changing toward realization of a ubiquitous society (an advanced society with an environment that enables access to network from anywhere, anytime, through various information and telecommunication devices). The Company will, through advancement of customer-oriented business, as well as prompt and correct responses to market changes, strive to provide integrated solutions that fulfill customer satisfaction. In addition, through development process reform, cost of sales reduction, and production innovation, the Company will further promote its cost reduction efforts, and aim to strengthen management of risk associated with its business execution and development process.

2.	Acceleration of Growth Strategy Implementation

In Japan, while aiming to strengthen and expand the system integration services business as its earnings base, the Company will strive for expanding the Integrated IT/Network Solutions business utilizing network-related technologies and know-how that the Company boasts. Overseas, leveraging on innovation in the Japanese market, the Company will actively advance overseas development in the area of mobile business primarily in China and Europe, together with the expansion of the solutions business such as the system integration services business in China and South East Asia.

3.	Maximization of Synergy through Consolidation of Management Resources with Affiliated Companies

The Company, consolidating the Company's and its affiliated companies' management resources such as R&D development capabilities, intellectual assets, and human resources, will aim to maximize its entire corporate value through maximum exploitation of the synergy created by such resources. Taking into account the growing importance of software in the areas that include semiconductors, mobile handsets, and network infrastructure, the Company particularly aims to strengthen competitiveness through cross-functional exploitation of its software development capabilities.

4.	Promotion of Structural Reforms

Regarding the business areas such as broadband and other businesses where changes in market environments are volatile, the Company will, taking into account the results of reform policies that have been implemented to date, continue to carry out structural reforms such as switching to solutions businesses that mainly provide highly value-added software and services and improving development efficiency.

5.	Strengthening of R&D and Intellectual Asset Strategy

Amid a greatly changing market, along with enhancement of synergy between R&D and businesses and early commercialization of development results, the Company will actively create and protect its intellectual assets in the areas of Integrated IT/Network Solutions and Semiconductor Solutions, and will promote use of its intellectual assets by third parties in other areas, in order to strengthen its competitiveness.

Through the implementation of these measures, the management expects that the Company will further expand its businesses and improve its profitability and will evolve to be a global excellent company, and intends to respond to the expectations of the shareholders.

(3) Changes in the Results of Operations and the Conditions of Assets and Liabilities

During the 163rd Business Period, orders received as well as net sales increased from the previous period, and ordinary income and net income recorded a profit. During the 164th Business Period, due to the continuing stagnant conditions of the Japanese economy, and IT recession on a worldwide basis, orders received and net sales showed a sharp decrease compared to the previous period, and ordinary loss was recorded. Net income turned to a large loss, due to recognizing restructuring charges as the extraordinary loss. During the 165th Period, orders received and sales decreased compared to the previous period. However, due to reduced fixed expenses and cost of sales achieved as a result of structural reforms, ordinary income improved and turned black. Net income, however, marked a loss due to the extraordinary loss that was accounted for by the devaluation of investments in affiliated companies and securities. During this Period, although orders received and net sales decreased from the previous period due to the separation of the Semiconductor Solutions business in November 2002, ordinary income increased due to decrease in fixed expenses and cost of sales, and net income turned black owing to gains on sales of shares of subsidiaries in connection with their initial public offerings as well as gains on the sale of fixed assets.

Changes of major indices are shown in the following table:

(In billions of yen except per share figures)
Business Period --------- Indices	163rd Business Period 4/1/00-3/31/01	164th Business Period 4/1/01-3/31/02	165th Business Period 4/1/02-3/31/03	166th Business Period 4/1/03-3/31/04
Orders received	4,010.4	3,445.5	2,730.5	2,473.1
Net sales	4,099.3	3,562.3	2,781.4	2,509.1
Ordinary income (loss)	63.9	(96.5)	6.1	31.9
Net income (loss)	23.6	(286.2)	(14.9)	25.2
Net income (loss) per share (yen)	14.45	(172.87)	(9.01)	14.43
Total assets	3,716.1	3,273.5	2,701.0	2,682.4
Net assets	1,041.6	735.1	672.0	913.1

(Note)	1.

From this Period, in accordance with the Ministry Ordinance regarding the Partial Amendments to the Enforcement Regulations of Commercial Code (Ministry of Justice Ordinance, No. 7 of 2003), the Japanese expression of net income (loss) and net income (loss) per share have been changed from "Toh-ki Son-eki" and "Hito-kabu-atari Toh-ki Son-eki" to "Toh-ki Jun Son-eki" and "Hito-kabu-atari Toh-ki Jun Son-eki", respectively.

	2.

Computation of net income per share is based on the average number of shares outstanding during each period. From the 164th Business Period, the number of treasury stock is excluded from the average number of shares. In addition, from the 165th Business Period, the Company has applied "Accounting standard regarding the net income per share" (Statement of Accounting Standards Board of Japan No. 2) and "Guideline for the application of the accounting standard regarding the net income per share" (Guideline of Accounting Standards Board of Japan No. 4).

	3.	The Company has applied the consolidated tax returns from the 165th Period.

2. Outline of the Company (as of March 31, 2004)

(1) Major Operations
The Company's primary business is IT/Network solution business including manufacture and sale of computers, communications equipment and software as well as provision of their related services.
The Company's major services and products by each business segment are as follows :
Business Segment	Major Services and Products	Percentage of Total Sales
IT Solutions Business	System integration services (system integration and consulting), software (operating system, middlewares, application software), outsourcing services, Internet service "BIGLOBE", maintenance services, education services, mainframe computers, PC servers, UNIX servers, workstations, supercomputers, POS (Point of Sales) systems, multimedia terminals, storage equipment, personal computers, printers	44.4%
Network Solutions Business	Network integration services (network system integration and maintenance services, etc), optical backbone networking systems, broadband access systems (ADSL systems, cable modems, etc), IP network equipment (IP switching routers and servers), voice/IP phones, digital central office switching systems, PBXs, mobile communications systems, microwave communications systems, satellite communications systems, wireless access systems, cellular phones, broadcasting transmitters, visual information systems, network management systems, aerospace electronic systems, defense electronic systems (radar equipment, etc.)	55.3%
Others		0.3%
Total		100%

(2) Principal Offices, Plants and Laboratories

1. Offices
Name	Location
Head Office	Minato-ku, Tokyo
Hokkaido Branch Division	Sapporo
Tohoku Branch Division	Sendai
Kanto-Shinetsu Branch Division	Saitama
Kanto-minami Branch Division	Yokohama
Shizuoka Branch Division	Shizuoka
Chubu Branch Division	Nagoya
Hokuriku Branch Division	Kanazawa
Kansai Branch Division	Osaka
Chugoku Branch Division	Hiroshima
Shikoku Branch Division	Takamatsu
Kyushu Branch Division	Fukuoka

2. Plants and Laboratories
Name	Location
Fuchu Plant	Fuchu, Tokyo
Tamagawa Plant	Kawasaki
Sagamihara Plant	Sagamihara
Yokohama Plant	Yokohama
Abiko Plant	Abiko
Central Research Laboratories	Kawasaki

(3) Employees
Category	Number of Employees	Increase (Decrease ) from March 31, 2003	Average Age	Average Years of Employment
Male	19,257	(453)	39.8	16.3
Female	4,253	(212)	33.9	12.5
Total or Average	23,510	(665)	38.7	15.6

(4) State of Shares
1.	Total Number of Authorized Shares	3,200,000,000 shares
2.	Total Number of Shares Issued	1,929,268,717 shares
Note: The number of shares issued increased by 273,000,000 shares in connection with the offering by the Company and by 528 shares as a result of conversion of convertible bonds during the Period.
3.	Number of Shareholders	224,418 persons
4.	Major Shareholders (Top 10)
(In thousands of shares)
Name of Shareholders	Number of Shares Held (Percentage of Voting Rights Held)	The Company's Holding in Shareholders (Percentage of Voting Rights Held)
The Chase Manhattan Bank, N.A. London	168,252 (8.79%)	None (None)
Japan Trustee Services Bank, Ltd. (Trust Account)	89,563 (4.68%)	None (None)
The Master Trust Bank of Japan, Ltd. (Trust Account)	76,248 (3.99%)	None (None)
The State Street Bank and Trust Company	43,692 (2.28%)	None (None)
The Chase Manhattan Bank, N.A. London, SL Omnibus Account	43,622 (2.28%)	None (None)
Nippon Life Insurance Company	42,296 (2.21%)	None (None)
Sumitomo Life Insurance Company	41,000 (2.14%)	None (None)
The Melon Bank Treaty Clients Omnibus	37,991 (1.99%)	None (None)
NEC Employee Shareholding Association	24,679 (1.29%)	None (None)
The Dai-ichi Mutual Life Insurance Company	24,569 (1.28%)	None (None)

5. Classification of Shareholders
Classification of Shareholders	Number of Shares Held	Percentage of Shares Held	Number of Shareholders
Japanese government and local government	123,020	0.01%	1
Financial Institutions	567,933,539	29.44%	285
Securities Companies	34,335,586	1.78%	120
Other Corporations	86,519,492	4.48%	2,430
Foreign Investors	698,897,473	36.23%	781
Japanese Individuals and Others	541,459,607	28.06%	220,801
Total	1,929,268,717	100%	224,418

6. Acquisition, Disposal and holding of treasury stock
(1)	Shares acquired by the Company
	Number of Common Stock	265,279
	Total Amount Paid for Acquisition	205,415,511 yen
(2)	Shares disposed of by the Company
	Number of Common Stock	129,874
	Total Amount Paid for Disposal	90,965,132 yen
(3)	Treasury stock as of March 31, 2004
	Number of Common Stock	2,168,439

7. Stock acquisition rights issued by the Company (the "Rights")
(1)Number of the Rights
    671
(2)Class and number of shares to be issued or transferred upon exercise of the Rights
    671,000 shares of the Company's common stocks
    (1,000 shares per Right )
(3)Issue price of the Rights
    None

8. The Rights issued with favorable conditions to persons other than the Shareholders During the Period
(1) Class and number of shares to be issued or transferred upon exercise of the Rights
    313,000 shares of the Company's common stocks
    (1,000 shares per Right)
(2)Issue price of the Rights
    None
(3)The amount to be paid for exercising of the Rights per share
    769 yen
(4)Conditions of exercise of the Rights
  The Rights can be exercised from July 1, 2005 to June 30, 2009
  Any Person to whom the Rights were allotted (the "Holder") may exercise the Rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and those subsidiaries) at the time of exercise of the Rights. Notwithstanding the foregoing, if a Holder loses such position during the period described in (a) above, such Holder may exercise the Rights for a period of one year after losing such position, but not later than the end of the period described in (a) above (i.e. on or before June 30, 2009). Furthermore, if a Holder loses such position on or before June 30, 2005, such Holder may, nevertheless, exercise the Rights for a period of one year from July 1, 2005.
  Successors or heirs of a Holder shall not exercise the Rights.
  The exercise of the Rights, in part, shall not be permitted.
  Other conditions shall be provided in an agreement for allotment of stock acquisition rights (agreement for the grant of stock option).
(5)Events and conditions for cancellation
    The Company may cancel the Rights without any consideration in the following events:
  If the Holder becomes unable to exercise the Rights pursuant to the conditions set forth in paragraph (4) above;
  If an agreement for merger with another company, pursuant to which the Company will be dissolved, is approved by a shareholders meeting of the Company; or
  If an agreement for stock exchange or a matter related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of another company, is approved by a shareholders meeting of the Company.
(6)Description of favorable conditions
  The Company has issued the Rights, without any consideration, to the directors, corporate officers and employees having responsibilities equally important to those of corporate officers, executive general managers and employees having the responsibilities equally important to those of executive general managers, and full-time chairmen and presidents of the Company's subsidiaries in Japan (excluding companies whose stocks are listed and its subsidiaries) which are important from NEC Group's strategic viewpoint.
(7)The name of the Holders and the Number of the Rights allotted
  Directors
Name	Number	Name	Number
Hajime Sasaki	10	Toshiro Kawamura	6
Koji Nishigaki	10	Makoto Maruyama	4
Akinobu Kanasugi	10	Shunichi Suzuki	4
Mineo Sugiyama	8	Tsutomu Nakamura	4
Shigeo Matumoto	6	Kazumasa Fujie	4
Yoshio Omori	6	Toshio Morikawa	3
Kaoru Yano	6	Koichi Kimura	3
  Designated employees, etc. (Top 10)
Name	Number	Name	Number
Kazuhiko Kobayashi	4	Taiji Suzuki	3
Hiroshi Takakuta	4	Kenji Yoshiyama	3
Keiichi Shimakura	3	Kenji Ikehara	3
Yukio Doi	3	Toru Katayama	3
Yasushi Kaito	3	Konosuke Kashima	3
(8)Details of the Rights with favorable conditions to Designated employees during the Period
Classification	Allocated number of the Rights	Class and Number of Shares to be issued or transfer upon exercise of the Right	Total Number of the persons
Employee	197	197,000 shares of common stock	138
Director of the subsidiaries	32	32,000 shares of common stock	32

(5) Important Business Affiliations

1. NEC Group
The Company, together with its affiliated companies, has aggressively promoted the IT/Network solutions and semiconductor solutions businesses both in Japan and overseas.
As the business environment changed drastically due to the acceleration of integration of IT and network technologies toward a ubiquitous society, new business opportunities expanded as seen in the wide use of the IP technology for networks in the business enterprises, introduction of networks at municipal governments and progress of convergence of broadcasting and communications. Aiming to achieve the mid-term growth strategic objectives under this business environment, the Company enhanced its service and software business, including system integration services, to realize stable profits and reorganized its structure into a business line system to strengthen its capabilities in response to the changing market. At the same time, the Company positioned each affiliate company under the new business line system. The Company and its affiliated companies further promoted cost reduction activities, including reduction of material costs, production innovation, strengthening of SCM and development process innovation. With regard to non-core businesses, the Company continued its structural reforms by the sale of a manufacturing subsidiary of ADSL products to an electronic manufacturing service ("EMS") company and the sale of laser processing business. Moreover, NEC Electronics Corporation, a subsidiary providing semiconductor solutions and NEC System Technologies, Ltd., a subsidiary providing system integration and software development services, successfully completed the initial public offering to realize their corporate value.

Consolidated net sales in the Period increased by 211.7 billion yen (up 4.5%) to 4,906.8 billion yen from the previous period due mainly to an increase in sales of mobile handsets, terrestrial digital broadcasting systems for domestic market and optical disc drives. Consolidated operating income was 182.6 billion yen, an increase of 61.8 billion yen (up 51.1%) from the previous period, due to an increase of net sales and reduction of fixed expenses. Consolidated net income was 41.0 billion yen, an improvement of 65.6 billion yen from the previous period, due to gain on the sales of shares and adjustment of the book value for investment made in connection with the initial public offering of NEC Electronics Corporation and another company.

The Company had 195 consolidated subsidiaries including 20 principal subsidiaries shown below, and 44 affiliates accounted for by the equity method.

Name of Subsidiaries	Capital	Percentages of Voting Rights Held	Main Business
	(Millions of yen)	（％）
NEC Personal Products, Ltd.	15,000	100	Development, manufacture, sale and maintenance of personal computers
NEC AccessTechnica, Ltd.	4,000	100	Manufacture and sale of peripheral equipment of computers, communications equipment, etc. for the Company and its affiliated companies
NEC Computertechno, Ltd.	1,200	100	Manufacture and sale of mainframe computers, etc. for the Company and its affiliated companies
NEC Nexsolutions, Ltd.	815	100	Provision of system integration services and sale of computers, etc.
NEC Yamaguchi, Ltd.	400	100(100)	Manufacture and sale of semiconductors for the affiliated companies
NEC Saitama, Ltd.	200	100	Manufacture of communications equipment for the Company
NEC Electronics Corporation	85,955	65.0	Manufacture and sale of semiconductors
NEC System Integration & Construction, Ltd.	13,122	27.1	Installation of telecommunications systems and sale of communications equipment and computers, etc.
NEC TOKIN Corporation	12,990	40.5(0.5)	Manufacture and sale of materials and components for electronics applications
NEC Infrontia, Ltd.	10,331	54.1(0.02)	Manufacture and sale of communications systems, POS terminals, etc.
NEC Fielding Ltd.	9,670	67.1	Installation and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	8,769	50.3	Manufacture and sale of information systems, electronic equipment and electronic components
NEC Soft, Ltd.	8,668	37.1	Provision of system integration services, etc., and development and sale of software
NEC System Technologies, Ltd.	6,796	66.7	Provision of system integration services, etc., and development and sale of software
NEC Machinery Corporation	2,576	55.0(14.6)	Manufacture and sale of semiconductors manufacturing equipment and production automation facilities, etc.
NEC Mobiling, Ltd.	2,370	67.1	Sale of communications equipment and development of software

Name of Subsidiaries	Capital	Percentages of Voting Rights Held	Main Business
	(Thousands of U.S. dollars)
NEC Electronics America Inc. (U.S.A.)	380,800	100(100)	Manufacture and sale of semiconductors
NEC America, Inc. (U.S.A.)	166,490	100(100)	Manufacture and sale of communications equipment
NEC Solutions (America), Inc. (U.S.A)	28,508	100(100)	Sale of computers and related equipment and provision of system integration services, etc.
	(Thousands of EURO)
NEC Computers International B.V. (Netherlands)	161,788	96.5	Manufacture and sale of personal computers

(Note)

  Parenthetical figures indicate the percentage of voting rights held indirectly by the Company.
  NEC Personal Products, Ltd. was renamed from NEC CustomTechnica, Ltd. when NEC CustomMax, Ltd. was merged into the company on July 1, 2003.
  Each percentage of voting rights of NEC Electronics Corporation, NEC System Integration & Construction, Ltd., NEC TOKIN Corporation, and NEC Soft, Ltd. shown above does not take into account the following shares that were contributed by the Company and its subsidiaries as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.
	Company	Subsidiaries
NEC Electronics Corporation	6,200,000 (5.0%)	None
NEC System Integration & Construction, Ltd.	6,400,000 (15.4%)	None
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
NEC Soft, Ltd.	9,800,000 (24.4%)	None
  NEC America, Inc. and NEC Solutions (America), Inc. are wholly owned subsidiaries of NEC USA, Inc., a holding company in the U.S.A. established by the Company.

<Reference Document>

CONDENSED CONSOLIDATED BALANCE SHEET
(As of March 31, 2004)
(In millions of yen)
(Assets)
Current assets	2,129,756 yen
Cash and cash equivalents	496,763
Notes and accounts receivable, trade	840,705
Inventories	570,026
Other current assets	222,262
Long-term assets	1,914,586
Long-term receivable, trade	9,843
Investments and advances	441,530
Property, plant and equipment	770,214
Other assets	692,999
Total assets	4,044,342 yen
(Liabilities and shareholders' equity)
Current liabilities	1,742,587 yen
Short-term borrowings and current portion of long-term debt	364,502
Notes and accounts payable, trade	930,466
Other current liabilities	447,619
Long-term liabilities	1,368,921
Long-term debt	806,517
Accrued pension and severance costs	524,898
Other	37,506
Minority shareholders' equity in consolidated subsidiaries	221,374
Shareholders' equity	711,460
Common stock	337,819
Additional paid-in capital	454,334
Retained earnings	71,901
Accumulated other comprehensive income (loss)	(149,797)
Treasury stock, at cost	(2,797)
Total liabilities and shareholders' equity	4,044,342 yen

CONDENSED CONSOLIDATED Statement of OPERATIONS
(For the Period from April 1, 2003 to March 31, 2004)

(In millions of yen)
		Ratio to sales (%)
Net sales	4,906,821 yen	100.0
Cost of sales	3,622,965	73.8
Selling, general and administrative expenses	1,101,158	22.5
Operating income	182,698	3.7
Non-operating income	150,315	3.1
Interest and dividends	15,987
Other	134,328
Non-operating expenses	172,467	3.5
Interest	27,510
Other	144,957
Income before Income Taxes	160,546	3.3
Provision for income taxes	85,870	1.8
Minority interest in income of consolidated subsidiaries	15,838	0.3
Equity in losses of affiliated companies	(17,760)	(0.4)
Net income	41,078 yen	0.8

CONDENSED CONSOLIDATED Statement of cash flows
(For the Period from April 1, 2003 to March 31, 2004)

(In millions of yen)
I.Cash flows from operating activities:
Net income	41,078
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation	178,714
Equity in losses of affiliated companies, net of dividends Increase in notes and accounts receivable Increase in inventories Increase in notes and accounts payable Other, net	18,494 (18,419) (35,862) 106,270 38,190
Net cash provided by operating activities	328,465
II.Cash flows from investing activities:
Proceeds from sales of fixed assets	60,423
Additions to fixed assets	(230,522)
Proceeds from sales of marketable securities	54,493
Purchase of marketable securities	(2,355)
Other, net	48,846
Net cash used in investing activities	(69,115)
Free cash flows （I+II）	259,350
III.Cash flows from financing activities
Net repayments of bonds and borrowings	(388,153)
Proceeds from stock issuances	184,836
Proceeds from stock issuances by subsidiaries	107,140
Dividends paid	(7,432)
Other, net	836
Net cash used in financing activities	(102,773)
Effect of exchange rate changes on cash and cash equivalents	(4,159)
Net increase in cash and cash equivalents	152,418
Cash and cash equivalents at the beginning of year	344,345
Cash and cash equivalents at the end of year	496,763 yen
(Note 1) The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America.
(Note 2) Operating income in Condensed Consolidated Statement of Operations is displayed in conformity with accounting principles generally accepted in Japan. (This Note 2 is not included in Japanese version.)

2.　Important Technical Alliances
Company	Contents of Alliance
International Business Machines Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
AT&T Corp. (U.S.A.)	Cross-licensing of patents for information handling systems
Intel Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
Siemens A.G. (Germany)	Cross-licensing of patents for digital mobile communications equipment
QUALCOMM Incorporated (U.S.A.)	Receiving license of patents for digital mobile communications equipment (applying)
InterDigital Technology Corporation (U.S.A.)	Receiving license of patents for digital mobile communications equipment (applying)
Texas Instruments Incorporated (U.S.A.)	Cross-licensing of patents for semiconductors
Harris Corporation (U.S.A.)	Cross-licensing of patents for semiconductors
Rambus Inc. (U.S.A.)	Receiving license of patents for semiconductor memories and controllers (applying)
Microsoft Licensing, GP. (U.S.A.)	Receiving license of operating system for personal computers (applying)

(6)　Major Borrowings
Creditors	Balance of Borrowings	Number of the Company's Shares and Percentage of Voting Rights Held by the Creditors
	(Millions of yen)	(Thousands of shares)	(%)
The Development Bank of Japan	12,180	-	-
Sumitomo Life Insurance Company	11,197	41,000	2.14

(7) Directors and Corporate Auditors
1.　Name, Position at the Company and Responsibility or Principal Occupation of Directors and Corporate Auditors
Name	Position at the Company	Responsibility or Principal Occupation
Hajime Sasaki	*Chairman of the Board	Management of Fundamental Matters of company operation
Koji Nishigaki	*Vice Chairman of the Board	Assistance to the Chairman of the Board
Akinobu Kanasugi	*President	Management of Execution of the Business
Mineo Sugiyama	*Senior Executive Vice President
R&D Unit and Export & Import Trade Control, Important matters on International Business Promotion, Security Trade Control, Corporate Information Technology Strategy, CS Promotion, Quality Administration, Environmental Management, Intellectual Asset, Production Promotion and Purchasing

Shigeo Matsumoto	*Executive Vice President	Important matters on Controller, Treasury (including Investors Relations) and Legal
Yoshio Omori	*Executive Vice President	Corporate Auditing, Corporate Ethic, and Fair Trades
Kaoru Yano	*Executive Vice President	Assistance of Network Solutions Business, Product Technical Strategy and IT/Network Integration Strategy in the North America
Toshiro Kawamura	*Executive Vice President	Assistance of IT Solutions Business
Makoto Maruyama	*Senior Vice President	Human Resources, HR Support and Health Care Center
Shunichi Suzuki	*Senior Vice President	Important matters on Corporate Strategic Planning, General Affairs, External Relations and Tamagawa Plant New Building and Affiliated Companies, Business Development and China Business Development
Tsutomu Nakamura	*Senior Vice President	Mobile Business, and China Area of Network Solutions Business
Kazumasa Fujie	*Senior Vice President	Domestic Sales Business, Social Infrastructure Business, Advertising and Partner Business Sales Operation
Toshio Morikawa	Director	Advisor, Sumitomo Mitsui Banking Corporation
Koichi Kimura	Director	Special Advisor, Daiwa Institute of Research Ltd.
Akira Uehara	Director	President of Taisho Pharmaceutical Co., Ltd.
Tatsuo Sakairi	Corporate Auditor (full-time)	-
Kenji Usui	Corporate Auditor (full-time)	-
Tsuneo Kabe	Corporate Auditor	Attorney-at-law
Shinichi Yokoyama	Corporate Auditor	President of Sumitomo Life Insurance Company
(Note)
  Asterisks (*) denote the directors who have been appointed as corporate officers.
  At the 165th Ordinary General Meeting of Shareholders held on June 19, 2003, Mr. Kazumasa Fujie was elected to Director, and Mr. Shinich Yokoyama was elected to Corporate Auditor.
  Messrs. Toshio Morikawa and Koichi Kimura are outside directors stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.
  Messrs. Tsuneo Kabe and Shinich Yokoyama are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha.
  The name of this Corporate Auditor who retired during the Period, his position at the time of this retirement and the date and reasons of his retirement are as follows:
Name	Position at the time of retirement	Date of retirement (reason)
Koichi Yoshida	Corporate Auditor	June 19, 2003 (expiration)
  On April 1, 2004, the positions and responsibilities were changed as follows
Name	Position	Responsibility or Principal Occupation after change
Mineo Sugiyama	Senior Executive Vice President	R&D Unit and Export & Import Trade Control, Important matters on Intellectual Asset
Yoshio Omori	Executive Vice President	Corporate Auditing and Fair trades, Important matters on Corporate Ethics
Kaoru Yano	Executive Vice President
  Computers Platform Business Unit, Coordination between Network Platform Business Unit and Mobile Business Unit, International Business Promotion, Security Trade Control Division and Product Technical Strategy, Important matters on NTT Marketing Promotion

Toshiro Kawamura	Executive Vice President
  Industrial Solutions Business Unit, Broadband Solutions Business Unit, System Services Business Unit, Coordination between Mission Critical Systems Business Unit and Software Business Unit, Important matters on Software Business Planning

Shunichi Suzuki	Senior Vice President	Important matters on Corporate Strategic Planning, China Business Development Office, General affairs and External relations, Affiliated Company Division and Business Development
Tsutomu Nakamura	Senior Vice President	Mobile Business Unit, and Network Solutions in China
Kazumasa Fujie	Senior Vice President	Domestic Sales Business Unit, Advertising and Partner Business Sales Operation and Assistance of Social Infrastructure Solutions Business Unit

2.　The amount of remuneration paid to Directors and Corporate Auditors during the Period
	Remuneration		Retirement Allowance
	Number	Total Amount (in millions of yen)	Number	Total Amount (in millions of yen)
Directors	15	342	1	44
Corporate Auditors	5	61	1	3
Total	20	403	2	47

(Note)

  The Director who was paid the Retirement Allowance is the Director who resigned on March 28, 2003.
  The number of the Corporate Auditors who were paid the Remuneration includes one (1) Corporate Auditor who retired on June 19, 2003.
  The maximum amount of the remuneration per month for the Directors is 65 million yen. (approved at the 153rd ordinary general meeting of shareholders)
  The maximum amount of the remuneration per month for the Corporate Auditors is 8 million yen. (approved at the 153rd ordinary general meeting of shareholders)
  During the Period, no bonuses were paid to the Directors.
  During the period, no bonuses were paid to the Corporate Auditors.
(8) Other event related to the condition of the Company
As one of the measures to reduce the Company's interest-bearing debts, on April 22, 2004, the Board of Directors resolved that the Company would redeem the whole of NEC Corporation Unsecured Subordinated Debentures due in 2021 (the redemption price is 100,001 million yen ) on June 21, 2004. The Company will use free cash flows in fiscal year of 2005 and some of its cash on hand for the redemption.

BALANCE SHEET
(As of March 31, 2004)

(In millions of yen)
Assets
Account	Amount
Current assets	1,013,995 yen
Cash and cash equivalents	119,308
Notes receivable, trade	3,528
Accounts receivable, trade	450,365
Short-term loans	46,422
Accounts receivable, others	109,554
Allowance for doubtful accounts	(23,867)
Finished goods	49,238
Semifinished components and work in process	144,664
Raw materials	30,810
Deferred income taxes	62,000
Other current assets	21,969
Fixed assets	1,668,421
Property, plant and equipment	228,500
Buildings and structures	271,872
Machinery and equipment	125,979
Transportation equipment, tools, furniture and fixtures	199,689
Accumulated depreciation	(434,418)
Sub-total	163,122
Land	50,140
Construction in progress	15,237
Intangible fixed assets	93,893
Facility rights	1,001
Software	88,649
Other intangible fixed assets	4,243
Investments and other assets	1,346,028
Investments in securities	273,308
Investments in Subsidiaries	592,085
Long-term loan receivable	108,416
Allowance for doubtful accounts	(40,061)
Prepaid pension and severance cost	164,386
Long-term prepaid expenses	22,234
Long-term deferred income taxes	189,469
Others	36,187
Total assets	2,682,417 yen

Liabilities and shareholders' equity
Account	Amount
Liabilities
Current liabilities	1,073,639 yen
Notes payable, trade	3,372
Accounts payable, trade	606,514
Short-term borrowings	17,836
Bonds (to be redeemed within one year)	198,301
Accounts payable, other	99,742
Accrued income taxes	575
Advance received	22,787
Deposits received	113,832
Other current liabilities	10,675
Non-current liabilities	695,591
Bonds	615,406
Long-term debts	21,035
Allowance for loss on repurchase of electronic computers	23,671
Other non-current liabilities	35,479
Total liabilities	1,769,231
Shareholders' equity
Common stock	337,820
Capital surplus	396,129
Additional paid-in capital	396,129
Retained earning	144,386
Legal reserve	35,615
Reserve for loss on overseas investments	889
Reserve for development of computer programs	18,416
Reserve for special depreciation	2,167
Reserve for advanced depreciation	6,954
General reserve	50,190
Unappropriated retained earnings	30,154
Unrealized gains on investments in securities	37,213
Treasury stock	(2,364)
Total shareholders' equity	913,185
Total liabilities and shareholders' equity	2,682,417 yen

STATEMENT of INCOME
(for the Period from April 1, 2003 to March 31, 2004)

(In millions of yen)
Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	2,509,114 yen
Operating expenses	2,492,862
Cost of sales	1,939,362
Selling, general and administrative expenses	553,499
Operating Income	16,252
Non-operating income and expenses
Non-operating income	67,780
Interest and dividends received	59,730
Other non-operating income	8,050
Non-operating expenses	52,133
Interest expense	21,138
Other non-operating expenses	30,994
Ordinary income	31,900
Extraordinary gains and losses
Extraordinary gains	120,673
Gain on sales of investments in affiliates	40,532
Gains on establishment of retirement benefit trust	40,214
Gains on sales of fixed assets	24,708
Gain on sales of investments in securities	15,217
Extraordinary losses	113,579
Devaluation of investments in affiliates	73,343
Restructuring charge	22,552
Devaluation of investments in securities	12,931
Loss on the return of governmental portion of defined benefit pension plans established under the Japanese Welfare Pension Insurance Law	2,925
Others	1,827
Income before income taxes	38,994
Income taxes	(13,458)
Income taxes deferred	27,199
Net income	25,253
Retained earnings carried over from the previous period	9,923
Losses on disposal of treasury stock	59
Interim dividend paid	4,962
Unappropriated retained earnings	30,154 yen

(Notes to balance sheet)

  Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, "0", means an amount less than one million yen.
  Significant accounting policies:
  (1) Basis and method of valuation of assets
  (a) Securities:
Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities
  Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders' equity. Cost of sales for marketable securities are based on the moving average cost.

	Non-marketable securities	Moving average cost method
  (b) Derivative: Fair value method
  (c) Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:
Finished goods	Custom-made products	Specific cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method
  (2) Depreciation method for fixed asset: Declining balance method
  (a) Property, plant and equipment: Declining balance method
  (b) Intangible fixed asset: Straight-line method
  The company applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method base on the estimated useful life (within 5 years) to software for internal use.
  (3) Basis of provision for allowance:
  Allowance for doubtful accounts:
  — In order to provide for bad debt, allowance for ordinary receivable is provided based on past actual bad debt ratio, and allowance for bad debt is provided based on collectibility.
  Accrued / prepaid pension and severance cost
  —The Company has defined benefit funded plans and severance indemnity plans for its employees.
  In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2003. Net obligation of 166,226 million yen resulting from adoption of the accounting standards has been amortized over 15 years since 163rd Business Period, except effect of the return of governmental portion of defined benefit pension plans established under the Japanese Welfare Pension Insurance Law.
  The Company amended their defined benefit pension plans to corporate pension, and introduced cash balance pension plans.
  Allowance for loss on repurchase of electronic computers
  —In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual results in the past.
  (4) Accounting policies on consumption taxes:
  Consumption taxes are accounted for as deposits received or deposits paid.
  (5) Consolidated tax returns:
  Effective for the year ended March 31, 2003, the Company files consolidated tax returns.
  The change of the accounting principle
  "The Accounting Standards for impairment of fixed asset (Business Accounting Council, August 9, 2002)" and the Accounting Standards Board of Japan Implementation Guidance 6, "Implementation Guidance for Accounting Standards for impairment of fixed asset (Accounting Standards Board of Japan October 31, 2003)", are effective from the period ended on March 31, 2004. Accordingly, the Company applies these Standards from this period. There is no effect with the implementation of such accounting standards.
  The amount of net assets as prescribed in accordance with Article 124, item 3 of Commercial Code Enforcement Regulation of Japan is 37,213 million yen.
  Monetary receivable from subsidiaries:
Short-term	253,480 million yen
Long-term	117,600 million yen
  Monetary payable to subsidiaries:
Short-term	536,218 million yen
Long-term	3,682 million yen
  Guarantees for loan: 88,771 million yen
  Obligations similar to guarantees: 283 million yen

(Notes to statement of income)

  Reported amounts are in millions of yen, and fractions less than one million yen are discarded.
  Transactions with subsidiaries:
Sales	370,395 million yen
Purchases	1,674,006 million yen
Transactions other than operation	12,614 million yen
  Net income per share 14.43 yen

The proposed appropriation of retained earnings

(In yen)
Unappropriated retained earnings	30,154,089,846
Reversal of reserve for loss on overseas investments	577,286,353
Reversal of reserve for development of computer programs	3,072,177,294
Reversal of reserve for special depreciation	358,510,363
Reversal of reserve for advanced depreciation	215,960,071
Total	34,378,023,927

To be appropriated as follows:
Dividends (3.0 yen per share)	5,781,300,834
Bonuses payable to Directors	204,600,000
Reserve for special depreciation	4,024,108,156
Unappropriated retained earnings to be carried forward	24,368,014,937

(Notes) An interim dividend of 3.0 yen per share, totaling 4,962,670,188 yen was paid on December 10, 2003.

Report of Independent Auditors

April 27, 2004
TO: The Board of Directors
NEC Corporation (the "Company")
Shin Nihon & Co. Representative partner and CPA Yoshio Kohra (Seal) Representative partner and CPA Sadahiko Yoshimura (Seal) Representative partner and CPA Hideo Kojima (Seal)

We have audited the Statements, which are balance sheet, the statement of income, the business report (accounting matters only), the proposed appropriation of retained earnings, and supplementary schedules (accounting matters only) for the 166th business period, from April 1, 2003 to March 31, 2004, of the Company pursuant to Paragraph 1 of Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The Statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the Statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the Statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company's subsidiaries as we considered necessary in the circumstances.
As a result of the audit, our opinions are as follows:
(1) The balance sheet and the statement of income present fairly the Company's financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.
(2) The business report (accounting matters only) presents fairly the Company's affairs in conformity with applicable laws and the Articles of Incorporation.
(3) The proposed appropriation of retained earnings is in conformity with applicable laws and the Articles of Incorporation.
(4) As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code.
Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the board of corporate auditors, received reports from each corporate auditor on the method and results of the audit concerning the performance by the directors of their duties during the 166th business period from April 1, 2003 to March 31, 2004 and upon deliberation prepared this report. We hereby report as follows:

  Outline of audit method by corporate auditors
  In accordance with auditing principles determined by the board of corporate auditors, each corporate auditor attended meetings of the board of directors and other meetings of importance, received reports on operations from directors and employees, examined documents evidencing important authorizations, and inspected the operations and the state of assets at head office and principal facilities. With respect to the Company's subsidiaries, each corporate auditor received reports on operations from directors and employees of relevant divisions and, when necessary, visited the subsidiaries for receiving reports on their operations, and inspected the operations and the state of assets. Furthermore, each corporate auditor received a report from the accounting auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.
  In addition to the auditing procedures mentioned above, each corporate auditor, where necessary, received report from directors and employees in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.
  Results of audit
  (1) The procedures and results of the audit conducted by Shin Nihon & Co., the accounting auditors, are fair and appropriate.
  (2) The business report presents fairly the position of the Company in conformity with applicable laws and the Articles of Incorporation.
  (3) In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the proposed appropriation of retained earnings.
  (4) Supplementary schedules fairly presents the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.
  (5) We have found no improper acts by directors in the performance of their duties or any material facts in connection with the performance by directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.
  (6) Upon the investigation of the Company's subsidiaries, we have found no matters that must be reported with regard to the performance by directors of their duties.
  We also have found no breach of duties of directors in (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

April 28, 2004

Corporate auditor (Full-time) Tatsuo Sakairi (Seal) Corporate auditor (Full-time) Kanji Usui (Seal) Corporate auditor Tsuneo Kabe (Seal) Corporate auditor Shinichi Yokoyama (Seal)
(Note) Messrs. Tsuneo Kabe and Shinichi Yokoyama are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

1. Total number of voting rights: 1,913,173

2. Proposals for the matters to be voted upon and reference matters relating to the proposals:

Proposal No. 1: Approval of proposed appropriation of retained earnings for the 166th Business Period
The proposed appropriation of retained earnings for the 166th Business Period is shown in the documents attached to the Notice of the Ordinary General Meeting of Shareholders for the 166th Business Period (at page 34).
With a view to a need to implement continuously the structural reform by adjusting to drastically changing economic environment and other business circumstances, the Company has decided dividends on the basis of profitability of respective business periods, estimated business results of next business period, payout ratio, demand for internal reserve for use in capital investments and so on.
It is proposed that the year-end dividends be 3 yen per share, taking into account the circumstances for recovery of its business results. Accordingly, the aggregate annual amount of the dividends, including the interim dividends, for the 166th Business Period, will be 6 yen per share.
It is further proposed that bonuses payable to the Directors be 204.6 million yen.

Proposal No. 2: Partial Amendments to the Articles of Incorporation
In response to the enforcement of the "Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (Law No.132 of 2003), and in order to strengthen corporate governance, the Articles of Incorporation of the Company is proposed to be amended, in part, as follows.
Among these amendments to the Articles of Incorporation, the amendment to the term of office of a Director provided in the current Article 18 will become effective upon the close of this General Meeting.
(Amendments proposed are underlined.)
Current Text	Proposed Text	Reasons for Amendments
New Provision
Article 6. (Acquisition of Own Shares)
The Company may purchase its own shares by a resolution of the Board of Directors in accordance with the provision of Item 2 of Paragraph 1, Article 211-3 of the Commercial Code of Japan.

This Article is proposed to be added in order to enable Company to purchase its own shares timely in response to the changing operating environment because, when so provided in its Articles of Incorporation, a company is now permitted to purchase its own shares by a resolution of the Board of Directors as a result of the enforcement of the "Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (Law No.132 of 2003).

Article 6 to Article 17 (Abridgement)	Article 7 to Article 18 (No change will be made in text.)	These Articles are proposed to be renumbered as Article 7 through Article 18, due to the addition of the new Article 6.
Article 18. (Term of Office)
The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within two years following his/her assumption of office.

Article 19. (Term of Office)
The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within one year following his/her assumption of office.

In order to clarify Directors' responsibility for management in each business period, this Article is proposed to be amended to shorten the term of office of Director from two years to one year, and to be renumbered as Article 19.

Article 19 to Article 33 (Abridgement)	Article 20 to Article 34 (No change will be made in text.)	These Articles are proposed to be renumbered as Article 20 through Article 34, due to the addition of the new Article 6.
Supplementary Provisions
Article 1. In the case where all convertible debentures issued by the Company prior to March 31st, 2002 are either converted or redeemed, Article 32 along with this provision shall be deleted, and Article 33 shall be renumbered as Article 32.

Supplementary Provisions
Article 1.
In the case where all convertible debentures issued by the Company prior to March 31st, 2002 are either converted or redeemed, Article 33 along with this provision shall be deleted, and Article 34 shall be renumbered as Article 33.
This Article is proposed to be amended to reflect the renumbering of Articles 32 and 33, due to the addition of the new Article 6.
Supplementary Provisions
Article 2. Notwithstanding the provision of Article 25, the term of office of a Corporate Auditor who has been in office before the conclusion of the ordinary general meeting of shareholders held on June 19, 2003, shall be three years. In case where all of such Corporate Auditors resign and/or the terms of office of all such Corporate Auditors are expired, this provision shall be deleted.

Supplementary Provisions
Article 2. Notwithstanding the provision of Article 26, the term of office of a Corporate Auditor who has been in office before the conclusion of the ordinary general meeting of shareholders held on June 19, 2003, shall be three years. In case where all of such Corporate Auditors resign and/or the terms of office of all such Corporate Auditors are expired, this provision shall be deleted.
This Article is proposed to be amended to reflect the renumbering of Article 25, due to the addition of the new Article 6.

Proposal No. 3: Election of Fifteen Directors
Upon the close of this General Meeting, the term of office as Director held by the following six Directors: Messrs. Hajime Sasaki, Koji Nishigaki, Shunichi Suzuki, Tsutomu Nakamura, Toshio Morikawa and Akira Uehara, will expire, and for consistency with the proposal to shorten the term of office of a Director to one year in Proposal No. 2, upon the close of this General Meeting, the following nine Directors: Messrs. Akinobu Kanasugi, Mineo Sugiyama, Shigeo Matsumoto, Yoshio Omori, Kaoru Yano, Toshiro Kawamura, Makoto Maruyama, Kazumasa Fujie and Koichi Kimura, will resign. Accordingly, it is proposed that fifteen Directors be elected.
The candidates are as follows:
Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
1. Hajime Sasaki (April 6, 1936)	April 1961	Joined the Company	25,891
	June 1988	Elected to the Board of Directors
	June 1991	Senior Vice President
	June 1994	Executive Vice President
	June 1996	Representative Director, Senior Executive Vice President
	March 1999	Chairman of the Board (to the present)
2. Akinobu Kanasugi (April 17, 1941)	July 1967	Joined the Company	21,639
	June 1995	Elected to the Board of Directors
	June 1999	Senior Vice President
	April 2000	Company President of NEC Solutions, Senior Vice President and Member of the Board
	June 2000	Company President of NEC Solutions, Executive Vice President and Member of the Board
	March 2003	Representative Director, President
	April 2003	Relieved of Company President of NEC Solutions (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
3. Kaoru Yano (February 23, 1944)	April 1966	Joined the Company	10,000
	June 1994	Executive General Manager, Transmission Operations Unit
	June 1995	Elected to the Board of Directors
	June 1998	Relieved of Executive General Manager, Transmission Operations Unit
	June 1999	Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	December 2000	Company Deputy President of NEC Networks, Senior Vice President and Member of the Board
	April 2002	Company President of NEC Networks, Senior Vice President and Member of the Board
	October 2002	Company President of NEC Networks, Executive Vice President and Member of the Board
	April 2003	Relieved of Company President of NEC Networks (to the present)
4. Toshiro Kawamura (July 7, 1942)	April 1965	Joined the Company	9,637
	July 1995	Executive General Manager, 3rd C&C Systems Operations Unit
	June 1996	Elected to the Board of Directors
	June 1997	Relieved of Executive General Manager, 3rd C&C Systems Operations Unit
	April 2000	Resigned as Director, Senior Vice President
	June 2001	Company Deputy President of NEC Solutions, Senior Vice President and Member of the Board
	April 2003	Relieved of Company Deputy President of NEC Solutions, Executive Vice President and Member of the Board (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
5. Shunichi Suzuki (February 20, 1945)	April 1967	Joined the Company	6,367
	February 1996	General Manager, Affiliates and Auditing Division
	July 1999	Vice President
	April 2000	Associate Senior Vice President, General Manager, Office for the Promotion of Management Innovation, General Manager, Corporate Strategic Planning & Business Development Division
	June 2002	Elected to the Board of Directors, Senior Vice President and Member of the Board
	October 2002	Relieved of General Manager, Office for the Promotion of Management Innovation
	April 2003	Relieved of General Manager, Corporate Strategic Planning & Business Development Division (to the present)
6. Tsutomu Nakamura (June 12, 1948)	April 1971	Joined the Company	4,000
	June 2000	Executive General Manager, Mobile Terminals Operations Unit, Associate Senior Vice President
	April 2002	Company Deputy President of NEC Networks, Senior Vice President
	June 2002	Company Deputy President of NEC Networks, Senior Vice President and Member of the Board
	April 2003	Relieved of Company Deputy President of NEC Networks (to the present)
Representative Status in Other Companies: Chairman of COSMOBIC Technology Co., Ltd. Chairman of Tianjin NEC Electronics & Communications Industry Co., Ltd.

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
7. Kazumasa Fujie (July 18, 1944)	April 1967	Joined the Company	6,000
	July 1994	General Manager of Government and Public Sector Planning Division
	June 1998	Elected to the Board of Directors
April 2000
Resigned as Director,
Senior Vice President, General Manager, Government and Public Sector Marketing Promotion Division, Executive General Manager, Government and Public Sector Sales Unit, NEC Networks

	April 2001	Relieved of Executive General Manager, Government and Public Sector Sales Unit, NEC Networks
	April 2002	Company Deputy President of NEC Networks and Senior Vice President
	July 2002	Relieved of General Manager, Government and Public Sector Marketing Promotion Division
	April 2003	Relieved of Company Deputy President of NEC Networks, General Manager, Network Sales Division
	June 2003	Senior Vice President and Member of the Board
	October 2003	Relieved of General Manager, Network Sales Division (to the present)
Representative Status in Other Company: President of NEC Electric Power Engineering, Ltd.

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
8. Toshio Morikawa (March 3, 1933)	April 1955	Joined the Sumitomo Bank, Limited (present the Sumitomo Mitsui Banking Corporation, the "Bank")	0
	June 1980	Director of the Bank
	February 1984	Managing Director of the Bank
	October 1985	Senior Managing Director of the Bank
	October 1990	Deputy President of the Bank
	June 1993	President of the Bank
	June 1997	Chairman of the Board of the Bank
	June 2000	Elected to the Board of Directors of the Company (to the present)
	March 2001	Counselor of the Bank
	June 2002	Advisor of the Bank (to the present)
9. Koichi Kimura (January 6, 1936)	April 1959	Joined Daiwa Securities Co., Ltd.	0
	December 1982	Elected to the Board of Directors, Director and General Manager, International Investment Banking Department
	December 1984	Managing Director
	December 1988	Senior Managing Director
	October 1989	Deputy President
	October 1997	Advisor
	April 1998	Advisor, Daiwa Institute of Research Ltd.
	October 1998	Vice Chairman
	June 2000	Special Advisor (to the present)
	June 2001	Elected to the Board of Directors of the Company (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
10. Akira Uehara (April 5, 1941)	April 1966	Joined the Company	0
	March 1977	Resigned the Company
	April 1977	Joined the Taisho Pharmaceutical Co. Ltd. (the "Taisho-Seiyaku")
	June 1977	Executive Director of the Taisho-Seiyaku
	June 1978	Senior Managing Director of the Taisho-Seiyaku
	June 1981	Deputy President of the Taisho-Seiyaku
	June 1982	President of the Taisho-Seiyaku (to the present)
	June 2002	Elected to the Board of Directors of the Company (to the present)
Representative Status in Other Companies: President of the Taisho Pharmaceutical Co. Ltd. President of Taisho Toyama Pharmaceutical Co., Ltd. President of Taisho Business Research Institute Co., Ltd.
11. Kazuhiko Kobayashi (December 30, 1943)	April 1967	Joined the Company	3,000
	July 1993	General Manager, Workstation and Server Division, 2nd Computers Business Unit
	June 1997	Elected to the Board of Directors
	April 2000	Resigned as Director, Senior Vice President
	September 2000	Executive General Manager, Computers Storage Products Operations Unit, NEC Solutions, Senior Vice President
	November 2001	Relieved of Executive General Manager, Computers Storage Products Operations Unit, NEC Solutions
	April 2002	Company Deputy President of NEC Solutions, Senior Vice President
	April 2003	Relieved of Company Deputy President of NEC Solutions
	July 2003	Executive Vice President (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
12. Konosuke Kashima (January 30,1946)	April 1969	Joined the Company	3,000
	October 1998	General Manager, C&C Systems Group Planning Division
	April 2000	General Manager, Company Planning Office, NEC Solutions, Associate Senior Vice President
	October 2002	Senior Vice President
	April 2003	General Manager, Corporate Planning Division, Senior Vice President
	April 2004	Relieved of General Manager, Corporate Planning Division (to the present)
13. Yasuo Matoi (December 26, 1944)	April 1968	Joined the Company	5,058
	June 1996	General Manager, 1st Controller Division
	June 2001	General Manager, Corporate Finance & Controller Division, Associate Senior Vice President
	October 2001	Relieved of General Manager, Corporate Finance & Controller Division
	October 2002	Senior Vice President (to the present)
14. Iwao Fuchigami (March 4, 1946)	February 1971	Joined the Company	3,000
	April 2000	Executive General Manager, 3rd System Operations Unit, NEC Solutions
	June 2001	Executive General Manager, 3rd Solutions Sales Operations Unit, NEC Solutions, Associate Senior Vice President
	April 2004	Relieved of Executive General Manager, 3rd Solutions Sales Operations Unit, NEC Solutions, Senior Vice President (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
15. Saburo Takizawa (February 27, 1948)	April 1970	Joined the Company	3,000
	June 2001	Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions
	April 2002	Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions, Associate Senior Vice President
	April 2003	Relieved of Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions, Executive General Manager, Broadband Solutions Operations Unit, Associate Senior Vice President
	April 2004	Relieved of Executive General Manager, Broadband Solutions Operations Unit, Senior Vice President (to the present)
Representative Status in Other Company: President of NEC International Training, Ltd.
(Note) Messrs. Toshio Morikawa and Koichi Kimura are candidate for outside directors stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.

Proposal No.4: Election of Three Corporate Auditors
Upon the close of this General Meeting, the term of office as Corporate Auditor held by Messrs. Kenji Usui and Tsuneo Kabe will expire. It is proposed that three Corporate Auditors be elected, to increase the number of Corporate Auditors by one for the purpose of strengthening internal audit.
The candidates are as follows:
For the purpose of this Proposal, the consent of the Board of Corporate Auditors has been obtained.
Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
1. Shigeo Matsumoto (December 29, 1940)	April 1963	Joined the Company	17,591
	July 1990	General Manager, 1st Controller Division
	June 1991	Elected to the Board of Directors
	June 1996	Senior Vice President
	June 1999	Executive Vice President
	April 2000	Executive Vice President and Member of the Board (to the present)
2. Tsuneo Kabe (March 9, 1927)	April 1952	Assistant Judge, Fukuoka District Court	0
	April 1962	Judge of Tokyo District Court
	July 1982	Chief Judge of Mito District Court
	May 1987	Chief Judge of Tokyo District Court
	December 1988	President of Fukuoka High Court
	May 1990	Justice of the Supreme Court
	March 1997	Retired from the Supreme Court
	February 1998	Registered as an attorney-at-law
	June 2001	Corporate Auditor of the Company (to the present)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
3. Muneo Shigematsu (February 9, 1941)	April 1964	Joined Sumitomo Corporation	0
	June 1993	Elected to the Board of Directors, General Manager of Accounting Controlling Division
	April 1997	Managing Director
	April 2001	Senior Managing Director, Financial and Logistics Business Unit
	June 2002	Resigned from the Board of Directors
	October 2002	Board of Directors, Executive Vice President, The Seiyu, Ltd.
	March 2004	Board of Directors and Nominating Committee member, The Seiyu, Ltd. (to the present)
(Notes) Messrs. Tsuneo Kabe and Muneo Shigematsu are candidates for outside corporate auditors stipulated in Paragraph 1, Article 18 of Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

Proposal No.5: Issuance of stock acquisition rights (the "Rights") with favorable conditions to persons other than the Shareholders for the purpose of granting stock options
Pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, it is proposed that the Company issue the Rights with favorable conditions to persons other than its shareholders for the purpose of granting stock options as follows:
1 Reason for issue of the Rights with favorable conditions to persons other than the Shareholders
With a view to promoting the management highly conscious of the shareholder value and to creating a motivation to improve business results of the Company and its group companies ("NEC Group"), the Company issues the Rights to the Holders (as defined in 2 below) for the purpose of granting stock options. Since the Rights are issued for granting stock options, no consideration shall be paid for such Rights. The amount to be paid upon exercise of the Rights shall be decided on the basis of the market price at the time of the issue of the Rights.
2 Persons to whom the Rights will be allotted (the "Holder(s)")
Directors, Corporate Officers, Executive General Managers, employees having important responsibilities equivalent to those of Corporate Officers or Executive General Managers, and full-time presidents of the Company's subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) which are important from the view point of the business strategy of NEC Group.
3 Terms of issue of the Rights
(1) Class and number of shares to be issued or transferred upon exercise of the Rights
No more than 350,000 shares of the Company's common stocks will be issued or transferred to the Holders, provided that upon exercise of the Rights 1,000 shares per Right shall be issued or transferred. In the event that the Company splits or consolidates its shares of common stock ("stock split or consolidation"), the number of shares to be issued or transferred upon exercise of the Rights which have not been exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fraction less than one share resulting from the adjustment to be discarded.

(2) Total number of the Rights to be issued
No more than 350
(3) Issue price of the Rights
None
(4) Amount to be paid upon exercise of the Rights
The price to be paid in per share upon exercise of each of the Rights (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Rights are issued, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen; provided that if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date the Rights are issued, such closing price shall become the Exercise Price.
In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds provided in Article 341-2 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

In the event of stock split or consolidation after the issues of the Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

(5) Exercise Period of the Rights
From July 1, 2006 to June 30, 2010
(6) Conditions of exercise of the Rights
(a) The Holders may exercise the Rights so long as the Holders are directors, corporate officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) at the time of exercise of the Rights. Notwithstanding the foregoing, if a Holder loses such position during the period described in (5) above, such Holder may exercise its Rights for a period of one year after losing such position, but not later than the end of the period described in (5) above (i.e. on or before June 30, 2010). Furthermore, if a Holder loses such position on or before June 30, 2006, such Holder may, nevertheless, exercise its Rights for a period of one year from July 1, 2006.
(b) Successors or heirs of the Holders shall not exercise the Rights.
(c) The exercise of the Rights, in part, shall not be permitted.
(d) Other terms and conditions pertaining to the exercise of the Rights shall be provided in the contract to be entered into between the Company and each of the Holders pursuant to the resolutions of this General Meeting and the resolutions of the Board of Directors to be adopted thereafter.
(7) Events and conditions for cancellation of the Rights
The Company may cancel the Rights without any consideration in the following events:
(a) If the Holders become unable to exercise the Rights pursuant to the conditions set forth in paragraph (6) above;
(b) If an agreement for merger with the other company, pursuant to which the Company will be dissolved, is approved by a shareholders meeting of the Company; or
(c) If an agreement for stock exchange or a matter related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of the other company, is approved by a shareholders meeting of the Company.
(8) Limitation on transfer of the Rights
The transfer of the Rights shall be approved by the Board of Directors of the Company.

Proposal No. 6: Presentation of Retirement Allowances to Retiring Directors and Corporate Auditor
Upon the close of this General Meeting, the term of office as Director held by Mr. Koji Nishigaki will expire, and Messrs. Mineo Sugiyama, Shigeo Matsumoto, Yoshio Omori and Makoto Maruyama will retire by resignation as Director. Furthermore, upon the close of this General Meeting, the term of office of Mr. Kenji Usui as Corporate Auditor will expire.
It is proposed that retirement allowances to the above five retiring Directors and one retiring Corporate Auditor be presented within a reasonable amount according to the rules of the Company, in reward for their services to the Company during their terms. It is, further, proposed that the Board of Directors be authorized to decide the amount, timing and method of payment, etc. in respect of the retirement allowances to the retiring Directors and that Corporate Auditors then in office be authorized to decide through deliberations the amount, timing and method of payment, etc. in respect of the retirement allowances to the retiring Corporate Auditor.
The brief record of the position at the Company of the retiring Director and Corporate Auditor are as follows:
Name	Brief Record of position at the Company
Koji Nishigaki	June 1990	Elected to the Board of Directors
	June 1992	Senior Vice President
	June 1994	Executive Vice President
	March 1999	Representative Director, President
	March 2003	Vice Chairman of the Board (to the present)
Mineo Sugiyama	June 1991	Elected to the Board of Directors
	June 1996	Senior Vice President
	June 1998	Executive Vice President
	April 2000	Executive Vice President and Member of the Board
	June 2000	Representative Director, Senior Executive Vice President (to the present)
Shigeo Matsumoto	June 1991	Elected to the Board of Directors
	June 1996	Senior Vice President
	June 1999	Executive Vice President
	April 2000	Executive Vice President and Member of the Board (to the present)

Name	Brief Record of position at the Company
Yoshio Omori	June 1997	Elected to the Board of Directors, Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	October 2002	Executive Vice President and Member of the Board (to the present)
Makoto Maruyama	June 2001	Elected to the Board of Directors, Senior Vice President (to the present)
Kenji Usui	June 2001	Corporate Auditor (to the present)